BC FORM 51-102F3
Material Change Report

Item 1.	Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: (604) 278-5996

Item 2.	Date of Material Change

State the date of the material change.

July 7, 2008

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

July 7, 2008

The press release relating to this material change was distributed and filed by CNW Group, Marketnews Publishing, Inc. and Stockwatch on July 7, 2008.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that it is ready to license their Rand Cam™/RadMax® rotary technology to a worldwide market estimated to be worth $200 billion dollars. Designed to run more fuel efficiently, cleaner and quieter than rival piston engines gives the lightweight engine an overall economic advantage.

Item 5.	Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.	Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or an officer through whom the executive officer may be contacted.

John G. Robertson
President
(604) 278-5996

Item 9.	Date of Report

DATED at Richmond, British Columbia this 18th day of July , 2008.

REG TECHNOLOGIES INC.

Per:	“John Robertson”
(Authorized Signatory)

John Robertson, President
(Print name and title)

SCHEDULE “A”

REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.regtech.com

N E W S R E L E A S E

Reg Technologies Inc. (“Reg” or “RRE.V” or “REGRF”)

MAJORS INTERESTED IN FUEL EFFICIENT ROTARY ENGINE
TECHNOLOGY

For Immediate Release: July 7, 2008. Vancouver, BC – Reg Technologies Inc. (TSX Venture Exchange: RRE.V, OTC BB: REGRF) Reg Technologies Inc. (RRE:TSX.V, REGRF:OTCBB), is ready to license their Rand Cam™/RadMax® rotary technology to a worldwide market estimated to be worth $200 billion dollars. Designed to run more fuel efficiently, cleaner and quieter than rival piston engines gives the lightweight engine an overall economic advantage.

Reg Technologies Inc. owns the worldwide rights to the Rand Cam™/RadMax® rotary technology. Compared to 40 moving parts in a basic four-cylinder piston engine, the Rand Cam™/RadMax®’s unique rotary engine has up to 24 power impulses using 12 vanes and a rotor with one pound of weight for every horsepower, giving it a revolutionary design making it fuel efficient, quiet and lightweight. Rand Cam™/RadMax® is set to run on a variety of fuels ranging from natural gas, hydrogen, propane, diesel and gasoline.

Interest from several major companies from both the US and Europe has already been expressed in the Rand Cam™/RadMax® engine. Reg Technologies intends to generate revenue from license fees and royalties on future license agreements.

Media B-roll video footage of the engine is available online via: http://www.b-tv.com/media/regiepk.wmv and can be downloaded via satellite on Mon. July 7th from 14:00 -14:15 EST on the following Transmission Specs:

Satellite: Anik F2C
Transponder: 3B
Orbital Position: 111 Degrees West
Carrier: Telesat
Bandwidth: 36 MHz
Order #: 215685
Uplink Freq: 6045 MHz Horizontal
Downlink Freq: 3820 MHz Vertical
Audio: 6.2 Left & 6.8 Right
Channel #: 16
Trouble#: 800-565-1471

For copy of Beta SP media B-roll contact Blue Sun Productions Inc. 604-664-7401 x 4
Photos of the engine can be downloaded from www.regtech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Reg Technologies Inc.

“John Robertson”

John Robertson President

Contacts:	Reg Technologies Inc.

John Robertson, 1-800-665-4616

READER ADVISORY

Statements in this press release regarding the business of Reg Technologies Inc. and REGI U.S, Inc. (together the “Companies’”) which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, certain of which are beyond the Companies' control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: the impact of competitive products and pricing, the Companies' dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Companies or develop or license other functionally equivalent technologies; financing requirements; changes in laws, rules and regulations applicable to the Companies and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Companies’ actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in Reg Technologies’ financial statements, management discussion and analysis and material change reports filed with the Canadian Securities Administrators and available at www.sedar.com, and its Form 20-F filed with the United States Securities and Exchange Commission at www.sec.gov, and REGI’s Form 10-KSB annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Companies or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Companies do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.